UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG

Item
1	Press release: EU re-registration of atrazine not granted despite favorable science review
2	Press release: EU to re-register Paraquat
3	Press release: Syngenta receives five product re-registrations in Europe

Filed herewith are three press releases related to Syngenta AG. The full text of the press releases follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: October 6, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Item 1.

Media Release – Communiqué aux Médias – Medienmitteilung

EU re-registration of atrazine not granted despite favorable science review

Basel, Switzerland, October 4, 2003

Syngenta Crop Protection has learned that atrazine and its sister herbicide simazine were not granted re-registration in the European Union (EU). Atrazine and simazine are corn herbicides used by growers worldwide. This decision was taken by the Standing Committee on the Food Chain and Animal Health (SCFA), the EU regulatory body.

Syngenta regrets this decision as it overrides the science-based process for product registration.

  A favorable EU science review demonstrated the safety of the products to humans and the environment as part of the EU registration process.
  Corn growers worldwide depend on effective and economic weed control; this has been safely provided by atrazine and simazine for over 45 years.
  Syngenta continues to stand behind the safety of these products and will support them throughout the world.

In important European markets such as Germany and Italy where atrazine and simazine are not sold, Syngenta already sells alternatives, which will be extended to other European countries. Although these are not equivalent products, they will help mitigate the impact of the EU decision on corn growers.

Once the final decision of the SCFA is available for review, Syngenta will carefully examine its options for atrazine and simazine in the EU.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

For further information please contact:

Michael Stopford, Basel, Switzerland	+41 61 323 68 19
Sherry Ford, Greensboro, USA	+1 336 632 6107

Syngenta - Atrazine - October 3, 2003 / Page 1 of 1

Item 2.

Media Release – Communiqué aux Médias – Medienmitteilung

EU to re-register Paraquat

Basel, Switzerland, 6 October 2003

Syngenta today announced that as part of the EU re-registration process for crop protection products, the EU Standing Committee on the Food Chain & Animal Health (SCFA) voted to include the non-selective herbicide Paraquat for Annex 1 listing, which allows for continued registration of paraquat products in EU countries.

This decision affirms recommendations for approval by the Commission and Rapporteur Member State and a positive opinion by the EU Scientific Committee on Plants.

“Syngenta welcomes this science-based conclusion, which continues to give European farmers a very valuable and environmentally friendly tool for their crop protection needs,” said Piet Smits, Regional Head of Syngenta Crop Protection in Europe. “The decision underlines the safety of our product for users, consumers, and the environment.”

Paraquat, under the Syngenta trademark GRAMOXONE®, has been used safely and effectively by farmers in some 120 countries worldwide for more than 40 years. The herbicide plays a key role in the development of minimum tillage practices and is used increasingly to reduce soil erosion and maintain water quality. Its unique characteristics make it an invaluable tool in sustainable agricultural systems. In developing countries, its use has released huge amounts of labor from arduous and time consuming hand-weeding, allowing families, particularly women and children, to take advantage of opportunities outside manual agricultural work. Syngenta conducts strong stewardship programs, which promote safe handling of crop protection products.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

For further information please contact:
Michael Stopford, Basel, Switzerland       +41 61 323 68 19

Syngenta - Paraquat - October 6, 2003 / Page 1 of 1

Item 3.

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta receives five product re-registrations in Europe

Basel, Switzerland, October 6, 2003

Syngenta announced today that it has recently received EU approval for five of its active ingredients: mesotrione, picoxystrobin, paraquat, propiconazole and molinate. These active ingredients – marketed respectively under the brand names CALLISTO®, ACANTO®, GRAMOXONE®, TILT® and ORDRAM® – have been approved for listing on Annex I of the European Commission’s Plant Protection Products Directive 91/414. The company now has 17 active ingredients approved on Annex I.

The European pesticides registration process requires a modern database with comprehensive risk assessments evaluated by experts drawn from the EU member states. Successful registration leads to listing on Annex I.

“We are pleased that these products have received EU approval,” said Dr. Lewis Smith, Syngenta Head of Global Development. “The purpose of the EU Directive is to ensure that all pesticides on the market meet uniform standards. Syngenta remains fully committed to this goal by ensuring that its products are safe, effective and meet the needs of customers.”

CALLISTO® is Syngenta's recently introduced blockbuster herbicide for corn. CALLISTO® achieved its first provisional European registration in 2000 and was used on more than 2 million hectares in 2003 in eight European countries: Austria, Belgium, France, Germany, Italy, the Netherlands, Portugal and Spain. CALLISTO® has quickly become the leading post-emergence broadleaf herbicide in corn in Europe as well as the USA, where it was registered as a reduced-risk product in 2001. Inspired by the natural herbicides exuded by the Callistemon citrinus plant, CALLISTO® provides a unique mode of action for broadleaf weed control, including those resistant to glyphosate and certain other herbicides.

ACANTO® is an innovative fungicide in the strobilurin class that sets new standards in barley and controls all important leaf diseases in wheat. It has been specifically developed for use early in the season as its unique properties mean that it protects the crop as it grows. First registered in Germany in 2001, ACANTO® had its first full-season launches in Europe in 2002, and is now sold in Belgium, France, Germany, Ireland, the Netherlands, the UK and Switzerland.

GRAMOXONE® is a non-selective herbicide and has been used safely and effectively by farmers in some 120 countries worldwide for more than 40 years. The herbicide plays a key role in the development of minimum tillage practices and is used increasingly to reduce soil erosion and maintain water quality. Its unique characteristics make it an invaluable tool in sustainable agricultural systems. In developing countries, its use has released huge amounts of labor from arduous and time consuming hand-weeding, allowing families, particularly women and children, to take advantage of opportunities outside manual agricultural work.

Syngenta – EU Registrations - October 6, 2003 / Page 1 of 2

TILT® is a well-established fungicide and ORDRAM® is a rice herbicide.

The registration process in Europe will result in a reduction in the total number of active ingredients from 834 to about 400. Syngenta plans to maintain the registration of some 45 active ingredients in Europe.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US$6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN), London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Syngenta – EU Registrations - October 6, 2003 / Page 2 of 2